

September 19, 2013

<u>Via E-Mail</u>
Veronica Trifon
Chief Executive Officer
ILoadApp
190/1 Alba Iulia St.
Chisinau, Moldova MD2071

      Re: ILoadApp
             Registration Statement on Form S-1
             Filed August 23, 2013
             File No. 333-190786

Dear Ms. Trifon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Cover Page</u>

2.   Please indicate in the initial paragraph that this offering constitutes the initial public offering of your common stock and disclose the fixed price at which selling shareholders may sell their shares.

3.   Name the officer/director who will sell the common stock on the cover page, and briefly describe the role of that person in marketing the securities.

4.   Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page, or tell us why you believe this disclosure is not required.

5.   We note that your cover page disclosure presents information about the offering, such as proceeds, on a gross basis assuming all shares in the offering are sold. Since yours is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure here and throughout your document to more accurately reflect the range of possible outcomes, including the possibility that you may not raise sufficient funds to cover your offering expenses. Note that any potential proceeds should be discussed on a net basis. In addition, the percentage of issued and outstanding stock should be addressed in an appropriate location of the prospectus other than the cover page.

6.   Please relocate your discussion regarding bank account information to an appropriate location in the prospectus. Please clarify whether you have established an escrow account and revise to provide consistent disclosure. In this regard, we note your references on pages 6, 17 and 24 to your escrow agent and the existence of an escrow account.

Prospectus Summary

About Our Company, page 3

7.   Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

8.   We note your statement that you have generated no revenues and that you have limited operations. Please also disclose that you have not yet developed any market-ready educational software applications.

9.   To the extent that you include statements regarding the future growth of the business, please ensure that any such statements reflect the uncertainty associated with your future plans and that your claims are supportable. For example, here and in the business section on page 35 you state that your initial product launch "will be" directed towards education/early child development.

Risk Factors, page 8

10.   Please add a risk factor to inform investors that proceeds from the offering are expected to be insufficient to complete the development of your mobile apps and as a result investors are subject to a risk that you will not be able to obtain the minimum capital believed necessary to develop such apps.

11.   Your sole officer and director, and principal offices are located in Moldova.   Please tell us what consideration you gave to including a risk factor to discuss corresponding difficulties associated with enforcing potential claims under the liability provisions of the federal and state securities laws against you and your affiliates.

"We may not be able to adequately protect…," page 14

12.   This risk factor does not appear to apply to you. Please revise or advise.

"If we fail to maintain proper and effective internal controls…," page 16

13.   Please revise to disclose that you have not yet evaluated the effectiveness of your internal control over financial reporting and any resultant risks to investors. Also revise your disclosure to state that this evaluation will be required to be provided upon the filing of your second annual report. Refer to Instruction 1 of Item 308 of Regulation S-K.

Use of Proceeds, page 22

14.   You state that "the proceeds we receive shall be used to further the design and development of our educational apps and allow us to market our services," however, the tabular disclosure immediately below, does not appear to allocate any offering proceeds to such software development efforts. Please advise.

Selling Security Holders, page 23

15.   Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Management's Discussion and Analysis or Results of Operation, page 34

16.   It appears that certain of the disclosures contained in the registration statement should be included in this section rather than elsewhere in the filing (e.g., Results of Operations, Liquidity and Capital Resources).

Our Business, page 34

17.   Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Refer to Item 101(a)(2) of Regulation S-K.

Development of Apps, page 35

18.   You state that you have commenced software development. Please provide a description of the development activities performed, and any milestones achieved to date.

Competition, page 37

19.   We note that your competition discussion addresses the mobile app market generally. Please revise to tailor your discussion to the competitive landscape for providers of mobile educational applications, including applications directed at language acquisition. If competitors have already developed such apps, please consider expanding your risk factor disclosures to reflect the existence of such products. Discuss as appropriate the current state of your marketplace, and how you intend to differentiate yourself from your competitors.

Liquidity and Capital Resources, page 40

20.   You state that you believe that your current cash resources are sufficient to finance your operations at your current level of activity for a period of twelve months. Since it appears that your offering expenses will utilize most of your current cash resources, please identify the portion of your current assets that will be available for development efforts, once offering expenses have been paid.

Directors, Executive Officers, Promoters and Control Persons, page 43

21.   In light of the fact that your filing characterizes the selling shareholders as your founders, provide the disclosures required by Item 404(d) of Regulation S-K, or advise.

Part II

Exhibits, page II-4

Exhibit 5.1

22.   Please have counsel revise the legality opinion to state, if true, that the shares being resold by the selling shareholders are legally and validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of SEC Staff Legal Bulletin No. 19, available on our website.

<u>Undertakings</u>

23.   Please tell us how you determined that Item 512(a)(6) of Regulation S-K is not applicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
Thomas C. Cook, Esq.
The Law Offices of Thomas C. Cook, Ltd.